SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 November 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

27 November 2009

INTERCONTINENTAL HOTELS GROUP PLC

PUBLICATION OF PROSPECTUS

The following Prospectus has been approved by the UK Listing Authority:

Prospectus dated 27 November 2009 relating to the £750,000,000 Euro Medium Term Note Programme of InterContinental Hotels Group PLC.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2446D_-2009-11-27.pdf

Copies of the Prospectus have been submitted to the Financial Services Authority (the "FSA"), and will shortly be available for inspection at the FSA's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade
Canary Wharf
London

E14 5HS

Tel no: 020 7066 1000

---------------Ends--------------

 For further information, please contact:

Investor Relations (Alex Shorland-Ball; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 November 2009